Ebix, Inc.

December 18, 2019

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

    Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Ebix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2019
File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company”) confirms that it has received a second Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 17, 2019, regarding the above-referenced filings. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working diligently with management and its advisors to address this Comment Letter but in light of the holiday period requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before January 16, 2020. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to contact me at (678) 281-0028 or via email at robert.kerris@ebix.com if you have any corrections or concerns.

Sincerely,

/s/  Robert F. Kerris

Robert F. Kerris

Chief Financial Officer

cc:  Charles M. Harrell, General Counsel